EXHIBIT 99.1

Biodexa Receives US FDA Fast Track Designation for eRapa in Familial Adenomatous Polyposis

February 10, 2025

Biodexa Receives US FDA Fast Track Designation for eRapa in Familial Adenomatous Polyposis

Underscores unmet need for a therapeutic alternative with the potential to delay or prevent surgical removal of the colon and/or rectum

Biodexa Pharmaceuticals PLC (“Biodexa” or “the Company”), (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, announced today that the US Food and Drug Administration (“FDA”) has granted Fast Track designation for eRapa, a proprietary encapsulated form of rapamycin being developed for the treatment of familial adenomatous polyposis (FAP). Fast track designation is intended to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

The designation was requested based on the potential for eRapa to address an unmet medical need for FAP, a condition which left untreated universally leads to colorectal cancer. Today, the only treatment option is surgical resection of the colon and/or rectum. Data from the Phase 2 study of eRapa in FAP showed eRapa to be safe and well-tolerated with a median 17% reduction in total polyp burden at 12 months compared with baseline and an overall 75% non-progression rate. Patients in cohort 2 experienced an 89% non-progression rate and 29% median reduction in polyp burden at 12 months compared with baseline. The dosing given to cohort 2 – daily every other week -- is the preferred dosage regimen for the upcoming registrational Phase 3 study.

eRapa in FAP
FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP universally leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported prevalence of one in 5,000 to 10,000 in the US1 and one in 11,300 to 37,600 in Europe2. Biodexa has received US FDA Orphan Drug designation for eRapa in FAP and plans to seek a similar designation in Europe.

About eRapa

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis3. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035, with other pending applications potentially providing further protection beyond 2035.

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1.        www.rarediseases.org
2.        www.orpha.net
3.        Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.